EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-142424 on Form S-8 of our report dated March 27, 2006, relating to the consolidated financial statements of Delta Air Lines, Inc. and subsidiaries for the year ended December 31, 2005 (which report expresses an unqualified opinion on the Company’s consolidated financial statements and includes explanatory paragraphs relating to the Company’s reorganization under Chapter 11 of the United States Bankruptcy Code and the Company’s ability to continue as a going concern) appearing in this Annual Report on Form 10-K of Delta Air Lines, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

February 13, 2008